UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-35053

333-232331

INTERXION HOLDING N.V.

(InterXion II B.V., as successor by merger to InterXion Holding N.V.)

(Exact name of registrant as specified in its charter)

Four Embarcadero Center, Suite 3200

San Francisco, California 94111

(415) 738-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of InterXion Holding N.V., par value €0.10 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INTERXION II B.V. as successor by merger to InterXion Holding N.V.

Date: March 23, 2020	By:	/s/ Andrew P. Power
	Name:	Andrew P. Power
	Title:	Managing Director

	By:	/s/ Jeffrey Tapley
	Name:	Jeffrey Tapley
	Title:	Managing Director